UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Biologic Products, Inc. (the “Issuer”)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16938C106

(CUSIP Number)

March 19, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106	Page 2 of 5

1	NAMES OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,608,363[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,608,363[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,608,363[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Including 1,486,773 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 121,590 shares of which the record owner is IDG-Accel China Investors II L.P. Chi Sing Ho is one of two directors of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares with the other director of IDG-Accel China Growth Fund GP II Associates Ltd.

[2]	Based upon 25,601,125 shares of common stock outstanding as of March 9, 2012, as reported in the Issuer’s Form 10-K filed with the U.S. Securities and Exchange Commission on March 12, 2012.

CUSIP No. 16938C106	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

China Biologic Products, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No. 14 East Hushan Road, Taian City, Shandong People’s Republic of China 271000

Item 2	(a)	Name of Person Filing:

Chi Sing Ho

On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two directors of IDG-Accel China Growth Fund GP II Associates Ltd. IDG-Accel China Growth Fund GP II Associates Ltd. is the general partner of both IDG-Accel China Growth Fund II Associates L.P. and IDG-Accel China Investors II L.P. IDG-Accel China Growth Fund II Associates L.P. is the general partner of IDG-Accel China Growth Fund II L.P. Both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. are the record owners of the shares of the Issuer reported in this filing. The other director of IDG-Accel China Growth Fund GP II Associates Ltd. is Quan Zhou, who may be deemed to have shared voting and dispositive power over the shares reported in this filing with Chi Sing Ho. Each of Chi Sing Ho and Quan Zhou disclaims the beneficial ownership of the shares reported in this filing except to the extent of his pecuniary interest therein.

Quan Zhou, IDG-Accel China Growth Fund GP II Associates Ltd., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. previously jointly filed a Schedule 13G in relation to the shares reported in this filing on July 15, 2009, which was last amended on February 9, 2012.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For reporting person: c/o IDG VC Management Ltd. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

Item 2	(c)	Citizenship

Chi Sing Ho is a citizen of Canada.

Item 2	(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2	(e)	CUSIP Number:

16938C106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 16938C106	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

The information for reporting person contained in Items 5-11 of the cover page is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16938C106	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2012

CHI SING HO

/s/ Chi Sing Ho